Exhibit 99.1

Galmed Pharmaceuticals Announces the Appointment of

Josh Blacher as Chief Financial Officer

TEL AVIV, Israel, January 5, 2015 – Galmed Pharmaceuticals Ltd. (Nasdaq: GLMD) (“Galmed”), a clinical-stage biopharmaceutical company focused on the development and commercialization of a once-daily, oral therapy for the treatment of liver diseases and cholesterol gallstones, today announced that it has appointed Josh Blacher as Chief Financial Officer, effective as of January 1, 2015. Mr. Blacher replaces Mr. Ray Morris, who previously served Galmed in such capacity through December 31, 2014.

Mr. Blacher joins Galmed with six years of experience in biotech-related business development, investing and operations, as well as 14 years in capital markets in the United States. Prior to joining Galmed, among other things, Mr. Blacher served as Director of Business Development at Teva Innovative Ventures, Teva Pharmaceuticals’ early- and mid-stage investment and in-licensing arm. In that capacity, Mr. Blacher helped build and manage Teva’s portfolio of approximately 20 equity investments in biotech companies, spanning a wide range of development stage companies from pre-clinical through Phase III projects, as well as various therapeutic areas. Previously, Mr. Blacher also held positions in portfolio management at Deutsche Asset Management and equity research at Morgan Stanley, as well as in mergers & acquisitions at Lehman Brothers. Mr. Blacher holds an MBA in Finance from Columbia Business School.

“Josh brings to Galmed strong financial and analytical skills, together with extensive experience working in the U.S. capital markets,” commented Allen Baharaff, Galmed’s Chief Executive Officer. Mr. Baharaff continued, “we expect Josh to devote substantial efforts assisting the company in developing and maintaining key relationships with the investment community. In addition, we believe that Josh’s expertise in biotech transactions may help the company achieve its objectives of maximizing shareholder value over time. We’re delighted to welcome Josh to the company.”

Mr. Blacher added “I am very happy to become a part of Galmed’s talented team. I am excited to join such a dynamic company that is seeking to develop a treatment for a large unmet need. I look forward to helping the company achieve its clinical and financial goals.”

About Galmed Pharmaceuticals Ltd.

Galmed is a clinical-stage biopharmaceutical company focused on the development and commercialization of a novel, once-daily, oral therapy for the treatment of liver diseases and cholesterol gallstones utilizing its proprietary first-in-class family of synthetic fatty-acid/bile-acid conjugates, or FABACs. Galmed believes that its product candidate, aramchol, has the potential to be a disease modifying treatment for fatty liver disorders, including NASH, which is a chronic disease that Galmed believes constitutes a large unmet medical need.

Forward-Looking Statements

This press release includes forward-looking statements. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Applicable risks and uncertainties include those identified under the heading “Risk Factors” included in the registration statement on Form F-1 (File No. 333 -193792), initially filed with the Securities and Exchange Commission, or the SEC, on February 6, 2014 and declared effective by the SEC on March 12, 2014, and in other filings that Galmed has made and may make with the SEC in the future. The forward-looking statements contained in this press release reflect Galmed’s current views with respect to future events, and Galmed does not undertake and specifically disclaims any obligation to update any forward-looking statements.

Investor Contact:

Josh Blacher, CFO

Galmed Pharmaceuticals Ltd.

josh@galmedgroup.com

+972-3-693-8448